UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Vitacost.com, Inc.
(Name of Issuer)

Common Stock, $0.00001 par value per share
(Title of Class of Securities)

92847A20 0
(CUSIP Number)

Great Hill Partners, LLC
Attn: Laurie T. Gerber
One Liberty Square, Boston, MA 02109
(617) 790-9430
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 92847A20 0
1.		Names of Reporting Persons. Great Hill Investors, LLC
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions) WC
5.		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 18,550
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 18,550
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 18,550
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.		Percent of Class Represented by Amount in Row (11) 0.06%*
14.		Type of Reporting Person (See Instructions) OO

___________________
*    Percentage calculated based on 33,198,143 shares of Common Stock outstanding on February 16, 2012.

SCHEDULE 13D CUSIP No. 92847A20 0
1.		Names of Reporting Persons. Great Hill Equity Partners III, L.P.
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,161,898
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,161,898
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 4,161,898
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.		Percent of Class Represented by Amount in Row (11) 12.54%*
14.		Type of Reporting Person (See Instructions) PN

___________________
*    Percentage calculated based on 33,198,143 shares of Common Stock outstanding on February 16, 2012.

SCHEDULE 13D CUSIP No. 92847A20 0
1.		Names of Reporting Persons. Great Hill Partners GP III, L.P.
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,161,898
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,161,898
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 4,161,898
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.		Percent of Class Represented by Amount in Row (11) 12.54%*
14.		Type of Reporting Person (See Instructions) PN

___________________
*    Percentage calculated based on 33,198,143 shares of Common Stock outstanding on February 16, 2012.

SCHEDULE 13D CUSIP No. 92847A20 0
1.		Names of Reporting Persons. GHP III, LLC
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,161,898
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,161,898
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 4,161,898
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.		Percent of Class Represented by Amount in Row (11) 12.54%*
14.		Type of Reporting Person (See Instructions) OO

___________________
*    Percentage calculated based on 33,198,143 shares of Common Stock outstanding on February 16, 2012.

SCHEDULE 13D CUSIP No. 92847A20 0
1.		Names of Reporting Persons. Great Hill Equity Partners IV, L.P.
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,182,265
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,182,265
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 2,182,265
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.		Percent of Class Represented by Amount in Row (11) 6.57%*
14.		Type of Reporting Person (See Instructions) PN

___________________
*    Percentage calculated based on 33,198,143 shares of Common Stock outstanding on February 16, 2012.

SCHEDULE 13D CUSIP No. 92847A20 0
1.		Names of Reporting Persons. Great Hill Partners GP IV, L.P.
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,182,265
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,182,265
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 2,182,265
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.		Percent of Class Represented by Amount in Row (11) 6.57%*
14.		Type of Reporting Person (See Instructions) PN

___________________
*    Percentage calculated based on 33,198,143 shares of Common Stock outstanding on February 16, 2012.

SCHEDULE 13D CUSIP No. 92847A20 0
1.		Names of Reporting Persons. GHP IV, LLC
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,182,265
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,182,265
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 2,182,265
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.		Percent of Class Represented by Amount in Row (11) 6.57%*
14.		Type of Reporting Person (See Instructions) OO

___________________
*    Percentage calculated based on 33,198,143 shares of Common Stock outstanding on February 16, 2012.

SCHEDULE 13D CUSIP No. 92847A20 0
1.		Names of Reporting Persons. Matthew T. Vettel
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,362,713
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,362,713
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 6,362,713
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.		Percent of Class Represented by Amount in Row (11) 19.17%*
14.		Type of Reporting Person (See Instructions) IN

___________________
*    Percentage calculated based on 33,198,143 shares of Common Stock outstanding on February 16, 2012.

SCHEDULE 13D CUSIP No. 92847A20 0
1.		Names of Reporting Persons. Christopher S. Gaffney
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,362,713
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,362,713
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 6,362,713
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.		Percent of Class Represented by Amount in Row (11) 19.17%*
14.		Type of Reporting Person (See Instructions) IN

___________________
*    Percentage calculated based on 33,198,143 shares of Common Stock outstanding on February 16, 2012.

SCHEDULE 13D CUSIP No. 92847A20 0
1.		Names of Reporting Persons. John G. Hayes
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,362,713
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,362,713
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 6,362,713
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.		Percent of Class Represented by Amount in Row (11) 19.17%*
14.		Type of Reporting Person (See Instructions) IN

___________________
*    Percentage calculated based on 33,198,143 shares of Common Stock outstanding on February 16, 2012.

Introduction

This Amendment No. 7 (this "Amendment") amends and supplements the Schedule 13D filed on March 23, 2010, as amended on May 3, 2010, May 11, 2010, May 25, 2010, July 15, 2010, October 12, 2010 and October 13, 2010 (the "Filing"), by the Reporting Persons relating to the common stock, $0.00001 par value per share (the "Common Stock"), of Vitacost.com, Inc., a Delaware corporation (the "Issuer"). Information reported in the Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Filing.

Item 3.	Source and Amount of Funds or Other Consideration.

As more fully described in Item 4 and Item 6 hereof, on February 16, 2012, Great Hill Investors LLC, Great Hill Equity Partners III, L.P. and Great Hill Equity Partners IV, L.P. (the “Funds”) entered into the Purchase Agreement (as described below), pursuant to which the Funds acquired, in the aggregate, (a) 943,016 shares of Common Stock at a price per share of $7.04, for aggregate consideration of $6,638,832.64 and (b) warrants to purchase an aggregate of 322,101 shares of Common Stock with an exercise price of $7.04 per share, for an aggregate consideration of $40,262.64.  The funds for the purchase of such securities were obtained from the general working capital of the Great Hill Entities.

Copies of the Purchase Agreement and the Warrant Agreement (as defined below) are filed as Exhibit 12 and Exhibit 13 hereto.  The descriptions herein of the Purchase Agreement and the Warrant Agreement are qualified in their entirety by reference to such agreements.

Item 4.	Purpose of Transaction.

Item 4 of the Filing is hereby amended and supplemented by incorporating by reference herein the information set forth in Item 3 of this Amendment and by adding the following language hereto:

Pursuant to the terms of the Purchase Agreement, the Issuer issued and sold (a) an aggregate of 4,920,288 shares of Common Stock at a purchase price of $7.04 per share and for an aggregate purchase price of $34,638,827.52, and (b) warrants to purchase an aggregate of 1,680,601 shares of Common Stock with an exercise price of $7.04 per share, and for an aggregate purchase price of $210,075.15 (the “Transaction”).  The Funds participated in this issuance by the Issuer up to its pro rata share of the Common Stock being issued in the Transaction, to which the Issuer sold 943,016 shares of its Common Stock to the Funds for an aggregate purchase price of $6,638,832.64, and issued 322,101 warrants to the Funds for an aggregate purchase price of $40,262.64.  The purchase of Common Stock by the Funds did not result in an increase in its proportionate share of the Common Stock of the Company.

References to and descriptions of the Purchase Agreement and the Warrant Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Purchase Agreement and Warrant Agreement included as Exhibit 12 and Exhibit 13 to the Filing and the Amendment, which are incorporated by reference in their entirety in this Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) and Item 5(b) are hereby amended and restated in their entirety to read as follows:

(a) Based upon the number of shares of Common Stock outstanding as of February 16, 2012: (i) GHI directly beneficially owns an aggregate of 18,550 shares of Common Stock, representing 0.06% of the shares of Common Stock, and warrants to purchase 939 shares of Common Stock (as described in Item 6)); (ii) GHEP III directly beneficially owns an aggregate of 4,161,898 shares of Common Stock, representing approximately 12.54% of the shares of Common Stock, and warrants to purchase 210,689 shares of Common Stock (as described in Item 6)); (iii) GHEP IV directly beneficially owns an aggregate of 2,182,265 shares of Common Stock, representing approximately 6.57% of the shares of Common Stock, and warrants to purchase 110,473 shares of Common Stock (as described in Item 6)); (iv) GHEPIIIGP may be deemed to indirectly beneficially own the Common Stock beneficially owned by GHEP III, representing approximately 12.54% of the shares of Common Stock, and warrants to purchase 210,689 shares of Common Stock; (v) GHPIII may be deemed to indirectly beneficially own the Common Stock beneficially owned by GHEP III and that may be deemed indirectly beneficially owned by GHEPIIIGP, representing approximately 12.54% of the shares of Common Stock, and warrants to purchase 210,689 shares of Common Stock; (vi) GHEPIVGP may be deemed to indirectly beneficially own the Common

Stock beneficially owned by GHEP IV, representing approximately 6.57% of the shares of Common Stock, and warrants to purchase 110,473 shares of Common Stock; (vii) GHPIV may be deemed to indirectly beneficially own the Common Stock beneficially owned by GHEP IV and that may be deemed indirectly beneficially owned by GHEPIVGP, representing approximately 6.57% of the shares of Common Stock, and warrants to purchase 110,473 shares of Common Stock; and (viii) each of Hayes, Gaffney and Vettel may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by GHI, GHPIII and GHPIV, representing approximately 19.17% of the Common Stock and warrants to purchase 322,101 shares of Common Stock. Each Controlling Person, GHI, GHPIII and GHPIV disclaims beneficial ownership of the Common Stock and the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Section 13(d) or Section 13(g) of the Act, the beneficial owner of the Common Stock.

(b) GHI directly has the power to vote, direct the vote, dispose and direct the disposition of 18,550 shares of Common Stock. GHEP III directly has the power to vote, direct the vote, dispose and direct the disposition of 4,161,898 shares of Common Stock. GHEP IV directly has the power to vote, direct the vote, dispose and direct the disposition of 2,182,265 shares of Common Stock. GHEPIIIGP indirectly has the power to vote, direct the vote, dispose and direct the disposition of 4,161,898 shares of Common Stock. GHPIII indirectly has the power to vote, direct the vote, dispose and direct the disposition of 4,161,898 shares of Common Stock. GHEPIVGP indirectly has the power to vote, direct the vote, dispose and direct the disposition of 2,182,265 shares of Common Stock. GHPIV indirectly has the power to vote, direct the vote, dispose and direct the disposition of 2,182,265 shares of Common Stock. Hayes, Gaffney and Vettel indirectly have the power to vote, direct the vote, dispose of and direct the disposition of 6,362,713 shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Filing is hereby amended and supplemented by adding the following:

The Issuer and the Funds are party to a Purchase Agreement dated February 16, 2012, between the Issuer and certain investors (including the Funds), (the “Purchase Agreement”), for the issuance and sale of (a) an aggregate of 4,920,288 shares of Common Stock at a purchase price of $7.04 per share and for an aggregate purchase price of $34,638,827.52, and (b) warrants to purchase an aggregate of 1,680,601 shares of Common Stock with an exercise price of $7.04 per share, and for an aggregate purchase price of $210,075.15 (the “Warrants”).   The Funds participated in this issuance by the Issuer up to its pro rata share of the Common Stock being issued in the Transaction, to which the Issuer sold 943,016 shares of its Common Stock to the Funds for an aggregate purchase price of $6,638,832.64, and issued 322,101 Warrants to the Funds for an aggregate purchase price of $40,262.64.

Pursuant to the Warrant to Purchase Common Stock of Vitacost.com, Inc., dated February 16, 2012 (the “Warrant Agreement”), all holders of the Warrants (including the Funds), may exercise, in whole or in part, the Warrants at any time, and from time to time, until the earlier of 5:00 p.m., Eastern Time, on February 16, 2016 and the occurrence of a change of control transaction (as defined in the Warrant Agreement).  However, the Funds cannot exercise the Warrants (i) prior to April 1, 2013 if the exercise of the Warrants would increase the proportionate share of the outstanding Common Stock owned by the Funds above 19.16% and (ii) after April 1, 2013 if the exercise of the Warrants would result in the Funds owning more than 19.9% of the outstanding Common Stock.

Item 7.	Material to be filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit 12	Purchase Agreement, dated as of February 16, 2012, by and among Vitacost.com, Inc. and the Purchasers identified therein.

Exhibit 13	Warrant to Purchase Common Stock of Vitacost.com, Inc., dated February 16, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.

Date: February 21, 2012

GREAT HILL INVESTORS, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL EQUITY PARTNERS III, L.P.

By: GREAT HILL PARTNERS GP III, L.P., its General Partner

By: GHP III, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL PARTNERS GP III, L.P.

By: GHP III, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GHP III, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL EQUITY PARTNERS IV, L.P.

By: GREAT HILL PARTNERS GP IV, L.P., its General Partner

By: GHP IV, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL PARTNERS GP IV, L.P.

By: GHP IV, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GHP IV, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

/s/ Christopher S. Gaffney
Name: Christopher S. Gaffney*

/s/ John G. Hayes
Name: John G. Hayes*

/s/ Matthew T. Vettel
Name: Matthew T. Vettel*

*By:	/s/ Laurie T. Gerber
Name: Laurie T. Gerber
Title: Attorney in fact

EXHIBIT INDEX

Exhibit 12	Purchase Agreement, dated as of February 16, 2012, by and among Vitacost.com, Inc. and the Purchasers identified therein.

Exhibit 13	Warrant to Purchase Common Stock of Vitacost.com, Inc., dated February 16, 2012.